UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026 (Report No. 2)

Commission file number: 001-43468

TURBOGEN LTD.

(Translation of registrant’s name into English)

22 Efal Street, Kiryat Aryeh,

Petah Tikva, 4951122 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

CONTENTS

This Report of Foreign Private Issuer on Form 6-K, or Report, of TurboGen Ltd. (the “Company”) consists of the Company’s: (i) Unaudited Interim Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2026, which are attached hereto as Exhibit 99.1; (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the six months ended June 30, 2026, which is attached hereto as Exhibit 99.2; and (iii) a press release issued by the Company on September 24, 2026 titled “TurboGen  Reports its Financial Results for the First Half of 2026 and Advances Commercialization Preparations,” which is attached hereto as Exhibit 99.3.

Exhibit No.
99.1	TurboGen Ltd.’s Unaudited Interim Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2026.
99.2	TurboGen Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2026.
99.3	Press release titled “TurboGen Reports First Half Financial Results and Advances Commercialization Preparations.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBOGEN LTD.

Date: September 24, 2026	By:	/s/ Yaron Gilboa
		Name:	Yaron Gilboa
		Title:	Chief Executive Officer

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